FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Set forth below is an excerpt from the Vulcan Materials Company earnings release conference call on April 26, 2012, which discusses the unsolicited exchange offer by Martin Marietta Materials, Inc.:

Excerpt:

Donald M. James — Chairman and CEO of Vulcan Materials Company

When making year-over-year comparisons of earnings and EBITDA, it’s important to note a few items that impact these comparisons. One, the first quarter of 2012 included $10 million of costs related to Martin Marietta’s unsolicited offer.

…

Finally, before taking your questions, I wanted to take a moment to briefly comment on Martin Marietta’s offer.

Vulcan has been and continues to be open to transactions that create value for our shareholders. The long history of discussions between Vulcan and Martin Marietta demonstrates our willingness to explore potential value-adding strategies. However, we will not agree to a transaction that dilutes Vulcan’s shareholder value. And put simply, we do not believe that Martin Marietta’s offer reflects the intrinsic value of Vulcan’s assets, or would create value for our shareholders. It doesn’t compensate our shareholders for Vulcan’s strong operating leverage, which we believe should continue to drive strong performance as our markets recover. The benefits of this leverage are clear in the results we announced today. Nor does Martin’s offer compensate Vulcan shareholders for the benefits of our Profit Enhancement Plan, which is delivering real, tangible results for Vulcan shareholders. In addition, the offer would enable Martin Marietta shareholders to capture a significant portion of the value that our ongoing initiatives are creating. We believe this is value that belongs to Vulcan shareholders. Finally, the significant divestitures that may be required by the Department of Justice to complete a transaction will erode value that belongs to Vulcan shareholders and add great uncertainty to the Martin Marietta offer.

Accordingly, we continue to recommend that shareholders not tender any shares to Martin Marietta. We remain focused on shareholder value. We are executing our initiatives to generate higher levels of earnings and cash flow, improve our operating leverage, reduce overhead costs, strengthen our credit profile and restore a meaningful dividend as rapidly as possible.

And if Vulcan decides to pursue a value-enhancing transaction, whether with Martin Marietta, one of its competitors or none of the above, it is Vulcan’s Board which has undivided loyalty to Vulcan and its shareholders, and not Martin Marietta’s hand-picked nominees that should be negotiating on Vulcan’s behalf. I know many of you have an interest in Martin Marietta’s offer, but we hope that you will focus today on our results, on our outlook for 2012, and on the initiatives we have in place to further enhance our performance and shareholder value.